August 29, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Symantec Corporation Form 10-K for the fiscal year ended March 31, 2006 Filed June 9, 2006 File No. 000-17781
Ladies and Gentlemen:
     The Company is requesting confidential treatment of the information provided to the Staff set forth in Attachments A and B to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachments A and B, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
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     Please direct any comments or questions regarding this filing to me at (408) 517-1337 or to George Harrington, Chief Accounting Officer of the Company, at (408) 517-7300.

Very truly yours,
/s/ Gregory M. King

Gregory M. King Director, Legal

Exhibits:
Attachment A (provided under separate cover)
Attachment B (provided under separate cover)